Exhibit 21.1

Subsidiaries

Nova Minerals Pty Ltd, an Australian corporation

AKCM (Aust) Pty Ltd, an Australian corporation

AK Operations LLC, an Alaska limited liability company

AK Custom Mining LLC, an Alaska limited liability company*

Alaska Range Resources LLC, an Alaska limited liability company*

*AKCM (Aust) Pty Ltd is the immediate parent of AK Operations LLC and AK Custom Mining LLC